SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                          CHESAPEAKE ENERGY CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    165167107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 14, 1998
                          (Date of event which requires
                            filing of this statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


CUSIP No. 165167107


(1)      Names of Reporting Person                                Comdisco, Inc.
         S.S. or I.R.S. Identifica-                                  36-2687938
         tion Nos. of Above Person

(2)      Check the appropriate Box if a Member of a Group              (a)
                        Not Applicable                                 (b)

(3)      SEC Use Only

(4)      Citizenship or Place of
         Organization                                                  Delaware

Number of Shares         (5)      Sole Voting Power                   5,017,766
Beneficially Owned
by Each Reporting        (6)      Shared Voting                               0
Person With
                         (7)      Sole Dispositive                    5,017,766

                         (8)      Shared Dispositive Power                    0

(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               5,017,766

(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain Shares

(11)     Percent of Class Represented
         by Amount in Row (9)                                          5.10%<F1>

(12)     Type of Reporting Person                                            CO







Item 1(a).        Name of Issuer:

Chesapeake Energy Corporation ("Chesapeake").

Item 1(b).        Address of Issuer's Principal Executive Offices:

Chesapeake's  principal  executive  offices  are  located at 6100 North  Western
Avenue, Oklahoma City, OK 73118.

Item 2(a).        Name of Person Filing:

Comdisco, Inc. ("Comdisco").

Item 2(b).       Address of Principal Business Office, or if none, Residence:

Comdisco's  principal  business  address at 6111  North  River  Road,  Rosemont,
Illinois 60018.

Item 2(c).        Citizenship:

Comdisco is a Delaware corporation.

Item 2(d).        Title of Class of Securities:

Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e).       CUSIP Number:

165167107






     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)or (c), check whether the person filing is:

     (a) [ ] Broker or dealer  registered under section 15 of the Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).

     (d) [ ] Investment  company  registered  under section 8 of the  Investment
Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings  associations  as defined in Section  3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U .S.C. 80a-3).

     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to ss.240.13d-1(c), check this box [X].


Item 4.           Ownership.

      (a) Amount beneficially owned:                               5,017,766<F1>
      (b) Percent of class:                                            5.10%<F1>
      (c) Number of shares as to which the person has:
       (i) Sole power to vote or to direct the vote:               5,017,766
       (ii) Shared power to vote or to direct the vote:                    0
       (iii) Sole power to dispose or to direct the disposition of:5,017,766
       (iv) Shared power to dispose or to direct the disposition of:       0





<F1>      Comdisco  acquired  5,017,766  shares of Chesapeake  Common Stock as a result of the merger of Hugoton Energy Corporation and Chesapeake on March 10, 1998. On May 26, 1999, Comdisco sold 303,550 shares in the open market. Since the date of the merger, Comdisco has not acquired any additional shares. Comdisco currently owns 4,714,216 shares of Chesapeake or 4.86% of the current (as of April 30, 1999) 96,910,308 issued and outstanding shares.

         On May 17, 1999, Comdisco reviewed the Chesapeake's Form 10-Q for the quarter ending March 31, 1999 and learned that Chesapeake had repurchased its own shares of common stock resulting in the reduction of the total number of shares of Common Stock issued and outstanding to 96,910,308 as of April 30, 1999. This repurchase increased the percentage of shares outstanding held by Comdisco. Subsequently, Comdisco learned from the Form 10-Q filed on August 14, 1998 that the percentage of shares it owned as a result of the merger had been increased from 4.77% to 5.10% because the number of shares issued and outstanding had decreased from 105,105,580 to 98,335,100 as a result of repurchases by the issuer effected after the merger in 1998. The Form 10-Q stated that Chesapeake had 98,335,100 shares of Common Stock issued and outstanding; accordingly, on August 14, 1998, Comdisco's percentage of outstanding shares of Common Stock was 5.10%. However, as noted above, as a result of open market sales Comdisco currently holds 4,714,216 shares, or 4.86% of the current 96,910,308 shares of Common Stock of Chesapeake issued and outstanding.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10. Certification

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 28, 1999

                                            COMDISCO, INC.


                                       By: /s/ Philip A. Hewes
                                            Name:Philip A. Hewes
                                            Title: Senior Vice President and
                                                   Secretary